Exhibit 99.1

NEWS RELEASE

YAMANA FIRST QUARTER UPDATE

TORONTO, ONTARIO, APRIL 9, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced an update on the Company’s operations during the first quarter, an update on its financial status, a progress report for Jacobina and Gualcamayo and an overall update to previous operational guidance.

Total production for Q1 2008 was approximately 238,690 gold equivalent ounces (GEO) comprised of approximately 192,636 ounces of gold and 2,480,000 ounces of silver.  This compares favourably to guidance previously provided at approximately 220,000 GEO.  Copper production for the quarter totaled approximately 41 million pounds, of which 31 million pounds was produced at Chapada (in line with guidance of approximately 30 million pounds), with the balance coming from the Company’s 12.5% interest in Alumbrera.  The Q1 production level was in part affected by higher than normal seasonal impacts at Chapada and São Francisco.

As shown in the table below, cash costs after by-product credits for the quarter were approximately negative US$123 per GEO.   Costs in Q1 were impacted as a result of the appreciation of the Brazilian Real against the US dollar and due to the seasonality experienced at Chapada and São Francisco where the rainy season caused a slow down in production and an increase in associated costs relating to consumables and maintenance.

The following table outlines the Company’s preliminary Q1 production and by-product cash costs by mine:
Q1 2008	Total Gold Equivalent Production (1) (oz)	By-Product Cash Costs Per GEO(1) (US$)
Chapada	36,940	$(1,930) - (1,920)
El Peñón (GEO)	97,180	$270 – 275
São Francisco(2)	21,400	$510 – 515
Jacobina (2)	12,700	$550 – 555
San Andrés	8,700	$665 – 670
Fazenda Brasileiro	23,060	$470 – 475
Minera Florida (GEO)	16,830	$360 – 365
Rossi (40% interest) (GEO)	4,830	$370 – 375
Alumbrera (12.5% interest)	17,050	$(1,590) - (1,580)
Total	238,690	$(125) - $(119)

(1) GEO and by-product cash costs per GEO are calculated based on a gold to silver ratio of 53.85 to 1.  By-product cash costs are net of base metal credits (copper and zinc).
(2) Cash costs for Sao Francisco and Jacobina include only the impact of currency hedges that were already in place for the quarter.

For the remainder of the year, the Company expects annual production of 970,000 to 1,060,000 GEO for a total of 1.2 to 1.3 million GEO for the entire year.  These levels are modestly below previous guidance but are in line with overall production expectations.  Copper production is expected to be 190 to 200 million pounds of which 155 to 160 million pounds is expected to be from Chapada.  Previous guidance for 2009 remains unchanged other than in relation to an expected increase in production at El Peñón to 490,000 to 500,000 GEO, for a company-wide total of 1.6 to 1.7 million GEO which is slightly above previous guidance.

Chapada production in March was approximately 14,000 ounces of gold and 11.5 million pounds of copper as compared with February production of 10,900 ounces of gold and 9.6 million pounds of copper.  Cash costs for Q1 at Chapada on a co-product basis were approximately US$1.00 per pound of copper and US$340 per ounce of gold, higher than budget largely due to heavier than normal seasonal rains and the strengthening of local currency.  For the remaining three quarters of the year, cash costs for Chapada are expected to be in the range of US$0.70 to US$0.80 per pound of copper (averaging approximately US$0.75 per pound for the balance of the year) and US$250 to US$300 per ounce of gold (averaging approximately US$275 per ounce for the balance of the year), taking into account current costs for steel, fuel, power and consumables which have generally increased across the industry.  Yamana is confident that the normalized production for Chapada when not impacted by the recently completed rainy season will be at or better than budget.  This is evidenced by production in March which, as mentioned above, was a significant improvement over February production.  Despite January, February and March being impacted by weather conditions, production performance in March was comparable to budget for Chapada. The Company believes Chapada will achieve its annual production guidance of 170,000 to 175,000 ounces of gold and 155 to 160 million pounds of copper for 2008.

Given the heavy seasonal impact at São Francisco, the Company believes São Francisco will achieve annual production of approximately 120,000 to 130,000 ounces of gold for 2008 which is modestly below previous guidance for the year.  Production at São Francisco is also impacted by a significant mine call factor (variance to planned head grade) which will vary periodically and in particular quarter over quarter.

Production guidance for El Peñón has been increased to 460,000 to 470,000 GEO this year with planned production to be at a run rate of 500,000 GEO annually by the end of 2008.   Cash costs for El Peñón for the remainder of the year are expected to be in the range of US$270 to US$290 per GEO with an average of approximately US$285 per GEO for Q2 through Q4.

Cost estimates for the Company’s other operations for the remainder of the year are being reviewed but, given planned throughput increases at a number of mines, the cash costs on a per GEO basis for the remainder of the year are expected to decrease compared to Q1.

The Company is impacted on a quarterly basis by provisional accounting as final pricing for concentrate sales is calculated two or three months after shipment. This causes a delay in the impact of price movements for copper and gold sold in concentrate to the following quarter.  At the end of the Q4 2007 metal prices used to value concentrate receivables were US$3.04 per pound of copper and US$790 per ounce of gold, however, by the end of the first quarter this year prices used in the valuation increased to US$3.84 per pound of copper and US$935 per ounce of gold.  This impact from the provisional accounting from receivables may create variability quarter to quarter, however is normalized over the course of a longer period.  For the first quarter, the positive impact was approximately US$27.5 million in mark-to-market adjustments of which US$21.9 million relates to receivables that were outstanding at the end of 2007 and remain outstanding as at the end of Q1.  The realized copper and gold prices for Chapada for Q1, including US$9.2 million of final pricing adjustments in Q1, was approximately US$3.64 per pound and US$948 per ounce respectively.

The cash and short term investments at the end of the first quarter were approximately US$235 million, down from previous balances due to continued spending on development and exploration pursuant to the Company’s strategic growth plan. Depreciation for the first quarter was approximately US$50 million, and is expected to be in the range of US$210 to US$220 million for the full year (which includes the amount in the first quarter).  The Company expects a long term normalized tax rate on adjusted earnings of approximately 27%.  The effective tax rate will experience variability from time to time due to impacts caused by such things as mark-to-market adjustments, changes in exchange rates and changes in inter-corporate receivables.

A breakdown of 2008 budgeted capital expenditures of approximately US$575 million is provided below.  It includes US$84 million specifically designated for exploration (approximately 50% of which will be capitalized).

Estimated 2008 Capital Expenditures (US$)
Gualcamayo	$ 150 M
Jacobina	$ 95 M
El Peñón	$ 55 M
São Vicente	$ 50 M
Minera Florida	$ 35 M
C1 Santa Luz	$ 35 M
Chapada	$ 25 M
San Andrés	$ 15 M
Sustaining Capital	$ 25 M
Feasibility and Scoping Study Capital (Including Mercedes)	$ 35 M
Capitalized Exploration	$ 44 M
Miscellaneous	$ 11 M
Total	$ 575 M

The Company also wishes to announce the successful implementation of an additional currency hedge program, fixing an exchange rate of 1.965 Brazilian Real to the US Dollar, which is favourable compared to the budgeted exchange rate of 1.90 Real to the US Dollar, as provided in Yamana’s guidance announced in January. This positively affects the Company’s cost structure and is wholly allocated to the costs at São Francisco.  A total of approximately 129 million Real was hedged for 2008 through to April, 2011, of which 27.7 million Real was hedged for 2008, 26.9 million Real for 2009, and approximately 74.7 million for 2010 through April, 2011. São Francisco now has approximately 85% of its costs hedged for the balance of 2008 and 60% thereafter through April, 2011.  Had the hedge been in place at the beginning of the previous quarter, cash costs for São Francisco would have been reduced by approximately US$30 per ounce.

Operations Update

Jacobina, Brazil
Jacobina’s planned increased throughput to 6,500 tpd will take effect this month. This is following a period of time when the Company shut down the plant for refurbishment of mills to accommodate the higher throughput.  Jacobina is on track to produce approximately 130,000 ounces of gold for the year, in line with guidance, as the Company expects production throughput to increase up to 8,500 tpd by the end of 2008.

Gualcamayo, Argentina
Construction continues at Gualcamayo and is on schedule to be finished later in the year. The Company estimates commercial production will not begin before the last quarter of 2008.  Production for 2008 is expected to be approximately 25,000 ounces of gold and the Company expects to have upwards of 58,000 ounces of gold contained in 1.37 million tonnes of ore loaded on the leach pads by year end.  This will contribute to achieving full commercial production targets for 2009. The Company previously indicated that it would deliver ore to the leach pads by truck pending completion of the ore pass and this would begin this summer.  While this remains available to commence production, Yamana believes that the completion of the ore pass for ore delivery is integral to sustainable operations and that commercial production will be declared only after the ore pass is completed and is operating according to plan which is expected at year end.  The leach pads are near completion and the ore pass is expected to be completed later in the year. Guidance for 2009 is for commercial production of 220,000 to 250,000 ounces of gold.  Commercial production is an internal reference point for sustainable and normalized production at a level demonstrating mine profitability after which costs are no longer capitalized and production contributes to profit for the Company.

STRATEGIC OUTLOOK
Yamana has previously guided that its production range is expected to be 1.95 to 2.5 million GEO in 2012.  Based on existing resources, sustainable production of 1.95 million GEO is supported for and from 2012.  Assuming all planned projects are developed as planned and on schedule, the maximum production would increase to the higher end of the range.  Based on existing resources and proposed increases at projects now being evaluated, the Company has formed a strategic objective of 2.2 million gold equivalent ounces in 2012. As the Company matures its projects, increases its resources and continues with feasibility work, the Company will upgrade its strategic plan into a more formalized mine plan for each project under evaluation.

LOOKING AHEAD

Upcoming Events

Event	Expected Date
Resource updates for La Pepa, Jeronimo, Amancaya	Q2 2008
Gualcamayo achieves commercial production	Late Q4 2008
Ongoing drill programs at Mercedes and El Peñón	Q2 to Q4 2008
Completion of Phase Two expansion at Jacobina	Late 2008
Gualcamayo feasibility study update (QDD Lower West)	Late 2008
Feasibility study for Mercedes	Late 2008
Complete internal study on Chapada pyrite and oxide project	Late 2008

FINANCIAL RESULTS
Yamana will release its full first quarter financial results after the close of business on May 7, 2008.  A conference call will follow on May 8, 2008.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024 Extension 240
(212) 370-5045

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to our strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” “estimate,” “budget,” “target,” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), prices for sulphuric acid and currency exchange rates (such as the Brazilian Real versus the US dollar), changes in any of the Company’s hedging programs, changes in accounting policies, changes in the Company’s corporate resources  changes in project parameters, changes in project development and production timeframes, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, successful completion and operation of the ore pass at Gualcamayo, availability of a local market for the sale of sulphuric acid, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements.  The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented and the Company’s strategic plans and objectives and may not be appropriate for other purposes.